UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 1)*

FBR CAPITAL MARKETS CORPORATION
(Name of Issuer)

Class A Common Stock ($0.01 par value per share)
(Title of Class of Securities)

30247C301
(CUSIP Number)

John Burbank
30 Hotaling Place Suite 300
San Francisco, California 94111
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

October 7, 2008
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g),
check the following box [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30247C301	Page 2 of 14

                         1           NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Passport Global Master Fund SPC Ltd for and on behalf of Portfolio A - Global Strategy

                         2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)	[ ]

(b)	[X]

                         3           SEC USE ONLY

                         4           SOURCE OF FUNDS* WC

                         5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                  [   ]

                         6           CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER
		0
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
	10	SHARED DISPOSITIVE POWER
		0

                         11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

                         12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                  [   ]

                         13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%

                         14          TYPE OF REPORTING PERSON*

PN

CUSIP No. 30247C301	Page 3 of 14

SCHEDULE 13D

                         1           NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Partners Group Alternative Strategies PCC Limited Gold Iota Cell

                         2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)	[ ]

(b)	[X]

                         3           SEC USE ONLY

                         4           SOURCE OF FUNDS* WC

                         5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                  [   ]

                         6           CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER
		0
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
	10	SHARED DISPOSITIVE POWER
		0

                         11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

                         12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                  [   ]

                         13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

                         14         TYPE OF REPORTING PERSON*
PN

CUSIP No. 30247C301	Page 4 of 14

SCHEDULE 13D

                         1           NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Passport Holdings, LLC.

                         2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)	[ ]

(b)	[X]

                         3           SEC USE ONLY

                         4           SOURCE OF FUNDS* AF

                         5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                  [   ]

                         6           CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER
		0
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
	10	SHARED DISPOSITIVE POWER
		0

                         11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

                         12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                  [   ]

                         13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

                         14         TYPE OF REPORTING PERSON*
OO

CUSIP No. 30247C301	Page 5 of 14

SCHEDULE 13D

                         1           NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Passport Management, LLC

                         2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)	[ ]

(b)	[X]

                         3           SEC USE ONLY

                         4           SOURCE OF FUNDS* AF

                         5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                  [   ]

                         6           CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER
		0
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
	10	SHARED DISPOSITIVE POWER
		0

                         11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

                         12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                  [   ]

                         13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%

                         14         TYPE OF REPORTING PERSON*
OO

CUSIP No. 30247C301	Page 6 of 14

SCHEDULE 13D

                         1           NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Passport Capital, LLC.

                         2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)	[ ]

(b)	[X]

                         3           SEC USE ONLY

                         4           SOURCE OF FUNDS* AF

                         5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                  [   ]

                         6           CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER
		0
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
	10	SHARED DISPOSITIVE POWER
		0

                         11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

                         12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                  [   ]

                         13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%

                         14         TYPE OF REPORTING PERSON*
OO

CUSIP No. 30247C301	Page 7 of 14

SCHEDULE 13D

                         1           NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
John Burbank

                         2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)	[ ]

(b)	[X]

                         3           SEC USE ONLY

                         4           SOURCE OF FUNDS* AF

                         5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                  [   ]

                         6           CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	7	SOLE VOTING POWER
		0
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
	10	SHARED DISPOSITIVE POWER
		0

                         11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

                         12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                  [   ]

                         13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%

                         14         TYPE OF REPORTING PERSON*
IN

CUSIP No. 30247C301	Page 8 of 14

Item 1. Security and Issuer.

                                                  This Amendment No. 1 to Schedule 13D is filed by the undersigned to amend and supplement the Initial Statement on Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on May 13, 2008 (the “Initial Statement”), relating to the shares (“Shares”) of the Class A Common Stock, $0.01 part value, of FBR Capital Markets Corporation (the “Issuer”), whose address is 1001 Nineteenth Street North, Arlington, VA 22206. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows:

Item 2. Identity and Background.

                                                  No material change

Item 3. Source and Amount of Funds or Other Consideration.

                                                  Not applicable

Item 4. Purpose of Transaction.

                                                  Item 4 is hereby amended by adding the following at the end thereof:

                                                  As disclosed in Item 5 hereto, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock and no longer have filing obligations to maintain this Schedule 13D.

Item 5. Interest in Securities of the Issuer.

                                                  (a, b) As of the date hereof, Fund I may be deemed to be the beneficial owner of 0 Shares, constituting 0.00% of the shares of the Issuer.

                                                  (a, b) As of the date hereof, Fund II may be deemed to be the beneficial owner of 0Shares, constituting 0.00% of the Shares of the Issuer.

                                                  (a, b) As of the date hereof, Passport Holdings may be deemed to be the beneficial owner of 0 Shares, constituting 0.00% of the Shares of the Issuer.

                                                  (a, b) As of the date hereof, Passport Management may be deemed to be the beneficial owner of 0 Shares, constituting 0.00% of the Shares of the Issuer.

                                                  (a, b) As of the date hereof, Passport Capital may be deemed to be the beneficial owner of 0 Shares, constituting 0.00% of the Shares of the Issuer.

                                                  (a, b) As of the date hereof, John Burbank may be deemed to be the beneficial owner of 0 Shares, constituting 0.00% of the Shares of the Issuer.

                                                  (c) The trading dates, number of shares purchased and sold and price per share for all transactions in the past 60 days by the Reporting Persons are set forth in Exhibit B hereto.

                                                  (d, e) On October 7, 2008 the Reporting Persons ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock.

CUSIP No. 30247C301	Page 9 of 14

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                                                  None

Item 7. Material to be Filed as Exhibits.

                                                  A: Agreement between the Reporting Persons to file jointly

                                                  Exhibit B: Schedule of Transactions in the Shares of the Issuer during the past sixty days or since the most recent filing on Schedule 13D

CUSIP No. 30247C301	Page 10 of 14

SIGNATURE

                                                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PASSPORT GLOBAL MASTER FUND SPC LTD FOR AND ON BEHALF OF PORTFOLIO – A GLOBAL STRATEGY

By:	/s/ John Burbank
John Burbank
Director

PARTNERS GROUP ALTERNATIVE STRATEGIES PCC LIMITED GLOBAL IOTA CELL

By:	Passport Management, LLC
as Trading Advisor

By:	Passport Capital, LLC
as Managing Member

By:	/s/ John Burbank
John Burbank
Managing Member

PASSPORT HOLDINGS, LLC*

By:	Passport Capital, LLC
as Managing Member

By:	/s/ John Burbank
John Burbank
Managing Member

PASSPORT MANAGEMENT, LLC*

By:	Passport Capital, LLC
as Managing Member

By:	/s/ John Burbank
John Burbank
Managing Member

CUSIP No. 30247C301	Page 11 of 14

PASSPORT CAPITAL, LLC*

By:	/s/ John Burbank
John Burbank
Managing Member

By:	/s/ John Burbank
John Burbank*

October 9, 2008

*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 30247C301	Page 12 of 14

EXHIBIT A

AGREEMENT

                                                  The undersigned agree that this Schedule 13D dated October 9, 2008 relating to the Class A Common Stock ($0.01 par value per share) of FBR Capital Markets Corporation shall be filed on behalf of the undersigned.

PASSPORT GLOBAL MASTER FUND SPC LTD FOR AND ON BEHALF OF PORTFOLIO – A GLOBAL STRATEGY

By:	/s/ John Burbank
John Burbank
Director

PARTNERS GROUP ALTERNATIVE STRATEGIES PCC LIMITED GLOBAL IOTA CELL

By:	Passport Management, LLC
as Trading Advisor

By:	Passport Capital, LLC
as Managing Member

By:	/s/ John Burbank
John Burbank
Managing Member

PASSPORT HOLDINGS, LLC*

By:	Passport Capital, LLC
as Managing Member

By:	/s/ John Burbank
John Burbank
Managing Member

CUSIP No. 30247C301	Page 13 of 14

PASSPORT MANAGEMENT, LLC*

By:	Passport Capital, LLC
as Managing Member

By:	/s/ John Burbank
John Burbank
Managing Member

PASSPORT CAPITAL, LLC*

By:	/s/ John Burbank
John Burbank
Managing Member

By:	/s/ John Burbank
John Burbank*

October 9, 2008

*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

CUSIP No. 30247C301	Page 14 of 14

EXHIBIT B

Transactions in the Class A Common Stock ($0.01 par value per share)

TRANSACTIONS BY PASSPORT GLOBAL MASTER FUND SPC LTD FOR AND ON BEHALF
OF PORTFOLIO – A GLOBAL STRATEGY

Date of	Number of Shares	Price per Shares
Transaction	Purchase (Sold)
09/25/2008	(9,054)	6.9799
09/25/2008	(300)	6.9533
09/25/2008	(100)	6.9200
09/26/2008	(2,000)	6.9900
09/29/2008	(928)	7.0269
09/29/2008	(24,117)	7.3524
10/06/2008	12,799	5.9906
10/07/2008	(6,565,405)	5.0000
10/07/2008	(12,799)	5.8836

TRANSACTIONS BY PARTNERS GROUP ALTERNATIVE STRATEGIES PCC LIMITED
GLOBAL IOTA CELL

Date of	Number of Shares	Price per Shares
Transaction	Purchase (Sold)
08/28/2008	(42,300)	5.0844
08/29/2008	(19,237)	5.0036
09/02/2008	(29,731)	4.8065
09/03/2008	(59,332)	4.7054